UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[ ] Form 20-F [ x ] Form 40-F

Explanatory Note

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K originally filed on May 25, 2023, the text of which is incorporated by reference herein, is being filed solely to include the following statement:

EXHIBIT 99.2 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-264810), AS AMENDED AND SUPPLEMENTED, AND ON FORM S-8 (FILE NOS. 333-234659, 333-249938 AND 333-265835) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K mentioned above, or reflect any events that have occurred after such Form 6-K was originally filed.

EXHIBIT INDEX

Exhibits

99.1*	Notice of Meeting
99.2*	Management Information Circular
99.3*	Notice of Availability of Proxy Materials
99.4*	Voting Instruction Form
99.5*	Form of Proxy

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalla Royalty & Streaming Ltd.
(Registrant)

Date: May 26, 2023	By:	/s/ Saurabh Handa
Saurabh Handa
	Title:	Chief Financial Officer